Stride Development

www.StrideHousing.com
350 Saint Peter St, Saint Paul, MN 55102

Hello hello!

It is starting! We are so grateful for your support of our vision of building communities. We gathered feedback from all walks of life and did our best to integrate as much as we could into our WeFunder campaign. We feel confident that this will be easy to understand. But if you have questions, please do not hesitate to reach out to me.

We truly want to make people's lives better. We would appreciate it if you can help us spread the word so that we can make this a reality.

https://wefunder.com/stride.development

We appreciate you so much and we couldn't have done this without your support and love.

With gratitude,

[name]

Required Disclosures

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.